As filed with the Securities and Exchange Commission on August 17, 2006

                                                     Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                              --------------------

                                    FORM S-6

                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                              --------------------

A.  EXACT NAME OF TRUST:

    Patriot Trust, Tax Free Bond Trusts, 2006 Series A

B.  NAME OF DEPOSITOR:

    The GMS Group, LLC

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

    The GMS Group, LLC
    5N Regent Street, Suite 513
    Livingston, New Jersey 07039

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
PETER J. DEMARCO                           MICHAEL R. ROSELLA, ESQ.
The GMS Group, LLC                         Paul, Hastings, Janofsky & Walker LLP
5N Regent Street, Suite 513                75 East 55th Street
Livingston, New Jersey 07039               New York, New York 10022
(973) 548-2575                             (212) 318-6800

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

    An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

    As soon as practicable after the effective date of the Registration
Statement.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED AUGUST 17, 2006


                                     [LOGO]


                       PATRIOT TRUST, TAX FREE BOND TRUSTS
                                  2006 SERIES A


Patriot Trust, Tax Free Bond Trusts, 2006 Series A consists of two separate unit investment trusts designated the Insured National Portfolio and the National Portfolio (the "Trusts"). The Sponsor is The GMS Group, LLC. Both of the Trusts will consist of a fixed, diversified portfolio of publicly traded common stock of closed-end investment companies, whose portfolios consist primarily of municipal bonds. The Trusts seek to preserve capital and to provide interest income which is generally exempt from regular federal income tax. The possibility of capital growth is a secondary objective. The Sponsor cannot assure that the Trusts will achieve these objectives. The minimum purchase is 1,000 Units for individual purchasers.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trusts and the Statements of Financial Condition of the Trusts. Part B contains general information about the Trusts. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

================================================================================


================================================================================


     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.






                       PROSPECTUS DATED ___________, 2006

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     [LOGO]

                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVES. Both of the Trusts seek to preserve capital and to provide investors with tax free interest income. The possibility of capital growth is a secondary objective. There is no guarantee that the investment objectives of the Trusts will be achieved.

STRATEGY OF PORTFOLIO SELECTION. Both Trusts seek to achieve their objectives by investing in a portfolio of the common stock of closed-end investment companies whose portfolios consist primarily of municipal bonds (the "Municipal Funds"). As used herein, the term "Securities" means the shares of the Municipal Funds initially deposited in a Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by a Trust pursuant to the provisions of the Trust Agreement.

DESCRIPTION OF PORTFOLIO. The Insured National Portfolio contains issues of the domestic common stock of Municipal Funds. 100% of the issues are represented by
the Sponsor's contracts to purchase.    % of the Insured National Portfolio is
listed on the New York Stock Exchange and    % is listed on the American Stock
Exchange. The National Portfolio contains issues of the domestic common stock of Municipal Funds. 100% of the issues are represented by the Sponsor's contracts
to purchase,    % of the National Portfolio is listed on the New York Stock
Exchange and    % is listed on the American Stock Exchange.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in a Trust. The value of the units, the Securities and the bonds held by the Municipal Funds included in the portfolio of the Trusts can each decline in value. An investment in units of a Trust should be made with an understanding of the following risks:

    o The Securities are shares of closed-end funds which frequently trade at a discount from their net asset value in the secondary market. The amount of such discount is subject to change from time to time in response to various factors.

    o Municipal bonds are fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings. A reduction in income tax rates may adversely affect their value. The longer the maturity of a municipal bond the greater the risk of a decline in value with increases in interest rates.

    o The effective maturity of a long-term municipal bond may be dramatically different than shorter term obligations. Any intermediate-term Municipal Funds will receive early returns of principal when bonds are called or sold before they mature. The Municipal Funds may not be able to reinvest the money they receive at as high a yield.

    o With respect to the National Portfolio, the default of an issuer of a municipal bond in making its payment obligations could result in the loss of interest income and/or principal to investors.

    o With respect to the Insured National Portfolio, the default of an issuer and the insurer of a municipal bond in making its payment obligations could result in a loss of interest income and/or principal to investors.

    o With respect to the National Portfolio, the high yield bonds held by the Municipal Funds will generally be rated in lower rating categories (Baa or lower by Moody's and BBB or lower by Standard & Poor's), or in comparable non-rated municipal securities. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.

    o A number of the Municipal Funds utilize substantial leveraging in their portfolios. This leveraging will cause increased price volatility for those Municipal Funds' shares, and as a result, increased volatility for the price of the units of both Trusts.

    o Unitholders will pay both Trust expenses and will also indirectly bear a share of each Municipal Fund's expenses.

    o The Securities are shares of common stock which are subject to the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the units).

    o Since the portfolio of the Trusts are fixed and "not managed," in general, the Sponsor can only sell Securities under certain extraordinary circumstances, at a Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of such Trust.

    o Price fluctuations of particular Securities will change the Portfolio's composition throughout the life of a Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of a Trust and such fees will dilute the existing Unitholders' interests.

    o There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of both of the Trusts is calculated by:

    o dividing the aggregate value of the underlying Securities held in a Trust by the number of units outstanding;

    o   multiplying the result by 100; and

    o   adding a sales charge of 4.30% (4.493% of the net amount invested).

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of a Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders per 100 units (based on the most recent ordinary dividend declared with respect to the Securities) are $______. This estimate will vary with changes in a Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. The Trusts will distribute dividends received, less expenses,
monthly. The first dividend distribution will be made on         , 2006, to all
Unitholders of record on         , 2006, and thereafter distributions will be
made on the last business day of every month. The final distribution will be made within a reasonable period of time after a Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase units from Unitholders throughout the life of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his or her units with the Trustee at the same price as the Sponsor's repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of a Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the units, will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. Both of the Trusts will terminate in approximately three years. At that time investors may choose one of the following three options with respect to their terminating distribution:

    o receive the distribution in-kind for whole shares of the Municipal Funds, if they own at least 2,500 units;

    o receive cash upon the liquidation of their pro rata share of the Securities; or

    o reinvest in a subsequent series of the Patriot Trust (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the [Patriot Trust, Tax Free Bond Trusts] (if one is offered), at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When a Unitholder makes this election, his or her units will be redeemed and the proceeds will be reinvested in units of the next available series of the [Patriot Trust, Tax Free Bond Trusts]. An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration--Trust Termination" in Part B for details concerning this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of a Trust), into additional units of his or her Trust, without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. The GMS Group, LLC, with principal offices at 5N Regent Street, Suite 513, Livingston, New Jersey 07039, will act as underwriter for all of the units of the Patriot Trust, Tax Free Bond Trusts, 2006 Series A.

                                    FEE TABLE


                           FOR INSURED NATIONAL TRUST

--------------------------------------------------------------------------------
    This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

                                                                          As a % of
                                                                           Initial     Amounts
Unitholder Transaction Expenses                                           Offering       Per
(fees paid directly from your investment)                                   Price     100 Units
                                                                         ----------   ---------
Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)............................             4.30%   $   43.00
Creation and Development Fee.....................................             0.65%*  $    6.50
                                                                         ----------   ---------
    Total Sales Charge (including Creation and Development Fee)..             4.95%   $   49.50
                                                                         ==========   =========
Reimbursement to Sponsor for Estimated Organization Costs........                %    $
                                                                         ==========   =========


                                                                                       Amounts
Estimated Annual Fund Operating Expenses                                 As a % of       Per
(expenses that are deducted from Trust assets)                           Net Assets   100 Units
                                                                         ----------   ---------
Trustee's Fee....................................................              %      $
Other Operating Expenses.........................................              %      $
    Portfolio Supervision, Bookkeeping and Administrative Fees...        %       $
Underlying Municipal Fund Expenses**.............................              %      $
                                                                         ----------   ---------
Total............................................................              %      $
                                                                         ==========   =========
                                     Example

                                                                           Cumulative Expenses
                                                                             Paid for Period:
                                                                           --------------------
                                                                            1       3       5
                                                                           year   years   years
                                                                           ----   -----   -----
An investor would pay the following expenses on a $10,000 investment
  assuming the Trust operating expense ratio of .   % and a 5% annual
  return on the investment throughout the periods.....................      $       $       $


    The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

--------
* The Creation and Development Fee compensates the Sponsor for the creation and development of this Trust and has been historically included in the sales charge. The actual fee is $6.50 per 100 Units payable at the close of the initial offering period, which is expected to be 90 days from the initial date of deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than .65%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed .65%.

**Although not an actual Trust operating expense, the Insured National
  Portfolio, and therefore the Unitholders, will indirectly bear similar operating expenses of the Municipal Funds in which the Insured National Portfolio invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the Municipal Funds' most recent fiscal year but are subject to change in the future. An investor in the Insured National Portfolio will therefore indirectly pay higher expenses than if the underlying Municipal Funds were held directly.

                                    FEE TABLE

                               FOR NATIONAL TRUST

--------------------------------------------------------------------------------
    This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

                                                                          As a % of
                                                                           Initial     Amounts
Unitholder Transaction Expenses                                           Offering       Per
(fees paid directly from your investment)                                   Price     100 Units
                                                                         ----------   ---------
Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)............................             4.30%   $   43.00
Creation and Development Fee.....................................             0.65%*  $    6.50
                                                                         ----------   ---------
    Total Sales Charge (including Creation and Development Fee)..             4.95%   $   49.50
                                                                         ==========   =========
Reimbursement to Sponsor for Estimated Organization Costs........                %    $
                                                                         ==========   =========


                                                                                       Amounts
Estimated Annual Fund Operating Expenses                                  As a % of      Per
(expenses that are deducted from Trust assets)                           Net Assets   100 Units
                                                                         ----------   ---------
Trustee's Fee....................................................             %       $
Other Operating Expenses.........................................             %       $
    Portfolio Supervision, Bookkeeping and Administrative Fees...        %      $
Underlying Municipal Fund Expenses**.............................             %       $
                                                                         ----------   ---------
Total............................................................             %       $
                                                                         ==========   =========
                                     Example

                                                                           Cumulative Expenses
                                                                             Paid for Period:
                                                                           --------------------
                                                                            1       3       5
                                                                           year   years   years
                                                                           ----   -----   -----
An investor would pay the following expenses on a $10,000 investment
  assuming the Trust operating expense ratio of .   % and a 5% annual
  return on the investment throughout the periods.....................      $       $       $


    The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

----------
* The Creation and Development Fee compensates the Sponsor for the creation and development of this Trust and has been historically included in the sales charge. The actual fee is $6.50 per 100 Units payable at the close of the initial offering period, which is expected to be 90 days from the initial date of deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than .65%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed .65%.


** Although not an actual Trust operating expense, the National Portfolio, and therefore the Unitholders, will indirectly bear similar operating expenses of the Municipal Funds in which the National Portfolio invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the Municipal Funds' most recent fiscal year but are subject to change in the future. An investor in the National Portfolio will therefore indirectly pay higher expenses than if the underlying Municipal Funds were held directly.

                        SUMMARY OF ESSENTIAL INFORMATION

                           INSURED NATIONAL PORTFOLIO

                             As of         , 2006:*

Initial Date of Deposit:          , 2006       Termination Date:     , 2011, or the disposition
Aggregate Value of Securities...........  $      of the last Security in the Trust.
Number of Units.........................       Mandatory Termination Date: The last day of the
Fractional Undivided Interest in                 Liquidation Period.
Trust Securities........................       CUSIP Numbers: Cash:
Public Offering Price Per 100 Units                           Reinvestment:
Aggregate Value of Securities in Trust..  $    Trustee: The Bank of New York.
Divided By        Units (times 100).....  $    Trustee's Fee: $.   per 100 Units outstanding.
Plus Sales Charge of 4.30% of Public           Other Fees and Expenses: $   per 100 Units
  Offering Price........................  $      outstanding.
Plus Estimated Organization Costs.......  $    Sponsor: The GMS Group, LLC
Public Offering Price per 100 Units+....  $    Portfolio Supervisory, Bookkeeping and
Sponsor's Repurchase Price And                   Administrative Fee: Maximum of $0.50 per 100
  Redemption Price Per 100 Units........  $      Units outstanding (see "Trust Expenses and
                                                 Charges" in Part B).
Evaluation Time: 4:00 p.m. Eastern             Record Dates: The fifteenth day of each month,
  Time (or earlier close of the New              commencing        , 2006.
  York Stock Exchange).                        Distribution Dates: The last business day of each
Minimum Income or Principal                      month, commencing           , 2006.
  Distribution: $1.00 per 100 Units.           Rollover Notification Date**:           , 2011 or
Liquidation Period: A 40-day period              another date as determined by the Sponsor.
  beginning on the first business day
  following the Termination Date.
Minimum Value of Trust: The Trust may
  be terminated if the value of the
  Trust is less than 40% of the aggregate
  value of the Securities at the
  completion of the Deposit Period.



----------
* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Patriot Trust, Tax Free Bond Trust, if offered (see "Trust Administration--Trust Termination").
+ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

                        SUMMARY OF ESSENTIAL INFORMATION

                               NATIONAL PORTFOLIO

                             As of          , 2006:*

Initial Date of Deposit:         , 2006        Termination Date:      , 2011, or the disposition
Aggregate Value of Securities...........  $      of the last Security in the Trust.
Number of Units.........................       Mandatory Termination Date: The last day of the
Fractional Undivided Interest in                 Liquidation Period.
  Trust Securities......................       CUSIP Numbers: Cash:
Public Offering Price Per 100 Units                           Reinvestment:
Aggregate Value of Securities in Trust..  $    Trustee: The Bank of New York.
Divided By        Units (times 100).....  $    Trustee's Fee: $.     per 100 Units outstanding.
Plus Sales Charge of 4.30% of Public           Other Fees and Expenses: $     per 100 Units
  Offering Price........................  $      outstanding.
Plus Estimated Organization Costs.......  $    Sponsor: The GMS Group, LLC
Public Offering Price per 100 Units+....  $    Portfolio Supervisory, Bookkeeping and
Sponsor's Repurchase Price And                   Administrative Fee: Maximum of $0.50 per 100
  Redemption Price Per 100 Units........  $      Units outstanding (see "Trust Expenses and
                                                 Charges" in Part B).
Evaluation Time: 4:00 p.m. Eastern             Record Dates: The fifteenth day of each month,
  Time (or earlier close of the New              commencing         15, 2006.
  York Stock Exchange).                        Distribution Dates: The last business day of each
Minimum Income or Principal                      month, commencing           , 2006.
  Distribution: $1.00 per 100 Units.           Rollover Notification Date**:           , 2011 or
Liquidation Period: A 40-day period              another date as determined by the Sponsor.
  beginning on the first business day
  following the Termination Date.
Minimum Value of Trust: The Trust may
  be terminated if the value of the
  Trust is less than 40% of the aggregate
  value of the Securities at the
  completion of the Deposit Period.


----------
* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Patriot Trust, Tax Free Bond Trust, if offered (see "Trust Administration--Trust Termination").
+ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

                                 PATRIOT TRUST,
                              TAX FREE BOND TRUSTS
                                  2006 SERIES A


              STATEMENT OF FINANCIAL CONDITION AS OF         , 2006

                                                                                Insured
                                                                                National  National
                                 ASSETS                                         Portfolio Portfolio
                                                                                --------- ---------
Investment in Securities--Sponsor's Contracts to Purchase
  Underlying Securities Backed by Letter of Credit(cost $     )(Note 1)....     $         $
Cash.......................................................................
                                                                                --------- ---------
Total......................................................................     $         $
                                                                                ========= =========
                LIABILITIES AND INTEREST OF UNITHOLDERS
Reimbursement to Sponsor for Organization Costs (Note 2)...................     $         $
Interest of Unitholders--Units of Fractional Undivided Interest Outstanding
  (__________    Units of Insured National Portfolio and ____ Units of
  National Portfolio)(Note 3)..............................................
                                                                                --------- ---------
Total......................................................................     $         $
                                                                                ========= =========
Net Asset Value per Unit...................................................     $         $
                                                                                ========= =========

----------


Notes to Statement of Financial Condition:

    The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

    (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of both of the Trusts, sponsored by The GMS Group, LLC (the "Sponsor"), is to provide investors with the possibility of capital appreciation and current dividend income. An irrevocable letter of credit issued by The Bank of New York in an amount of $ has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of Securities. Aggregate cost to each Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on , 2006. Both Trusts will terminate on , 2009, or can be terminated earlier under certain circumstances as further described in the Prospectus.
    (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the costs of establishing each of the Trusts. These costs have been estimated at $_____ per 100 Units for the Insured National Portfolio and $______ for the National Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trusts.
    (3) A Creation and Development Fee in the amount of $6.50 per 100 Units is payable by the Trusts on behalf of the Holders out of the assets of each Trust as of the close of the initial offering period. This Creation and Development Fee may be more than .65% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

                                 PATRIOT TRUST,
                              TAX FREE BOND TRUSTS
                                  2006 SERIES A
                           INSURED NATIONAL PORTFOLIO


                            PORTFOLIO OF INVESTMENTS
                              AS OF         , 2006

                                                                                Market   Cost of
           Number                                                   Percentage   Value  Securities
Portfolio    of                                             Ticker   of the       per     to the
   No.     Shares             Name of Issuer (1)            Symbol  Trust(2)     Share   Trust(3)
---------  ------  ---------------------------------------  ------  ----------  ------  ----------
                                                                        %        $      $



















                                                                     --------          --------
                                                                      100.00%           $
                                                                     ========          ========


                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1) All Securities are represented by contracts to purchase such Securities.
    Forward contracts to purchase the Securities were entered into on       ,
    2006. All such contracts are expected to be settled on or about the First
    Settlement Date of the Trust, which is expected to be       , 2006.

(2) Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of the closing sales price at the Evaluation Time on the day prior to the Initial Date of
    Deposit. The Sponsor's Purchase Price is $       . The [gain/loss] to the
    Sponsor on deposit totals $       .

                   The accompanying notes form an integral part of the Financial Statements.

                                 PATRIOT TRUST,
                              TAX FREE BOND TRUSTS
                                  2006 SERIES A
                               NATIONAL PORTFOLIO


                            PORTFOLIO OF INVESTMENTS
                              AS OF         , 2006

                                                                                Market   Cost of
           Number                                                   Percentage  Value   Securities
Portfolio    of                                             Ticker   of the      per      to the
   No.     Shares             Name of Issuer (1)            Symbol  Trust(2)    Share    Trust(3)
---------  ------  ---------------------------------------  ------  ----------  ------  ----------
                                                                        %        $       $



















                                                                     --------          --------
                                                                      100.00%           $
                                                                     ========          ========

                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1) All Securities are represented by contracts to purchase such Securities.
    Forward contracts to purchase the Securities were entered into on       ,
    2006. All such contracts are expected to be settled on or about the First
    Settlement Date of the Trust, which is expected to be       , 2006.

(2) Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of the closing sales price at the Evaluation Time on the day prior to the Initial Date of
    Deposit. The Sponsor's Purchase Price is $       . The [gain/loss] to the
    Sponsor on deposit totals $       .

                   The accompanying notes form an integral part of the Financial Statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE

PATRIOT TRUST, TAX FREE BOND TRUSTS, 2006 SERIES A, INSURED NATIONAL PORTFOLIO AND NATIONAL PORTFOLIO

    We have audited the accompanying Statements of Financial Condition of Patriot Trust, Tax Free Bond Trusts, 2006 Series A, Insured National Portfolio
and National Portfolio, including the Portfolios of Investments, as of         ,
2006. These financial statements are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Trusts' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly. we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the
financial statement as of        , 2006. We believe that our audit provides a
reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Trust, Tax Free Bond Trusts, 2006 Series A, Insured National Portfolio and National Portfolio at
       , 2006, in conformity with U.S. generally accepted accounting principles.

                                                   [         ]

New York, New York
          , 2006

                                     [LOGO]


                      PATRIOT TRUST, TAX FREE BOND TRUSTS,
                                  2006 SERIES A



                                PROSPECTUS PART B




                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A



                                   THE TRUSTS

    ORGANIZATION. Patriot Trust, Tax Free Bond Trusts, 2006 Series A consists of two "unit investment trusts" designated as set forth in Part A. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the "Trust Agreement"), dated the Initial Date of Deposit, among The GMS Group, LLC, as Sponsor and The Bank of New York, as Trustee.

    On the Initial Date of Deposit, the Sponsor deposited with the Trustee shares of common stock of closed-end investment companies (the "Municipal Funds"), including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities"), with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trusts evidence of the Sponsor's ownership of all Units of the Trusts. The Sponsor has a limited right to substitute other securities in a Trust's portfolio in the event of a failed contract. See "The Trusts--Substitution of Securities." The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."

    As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities and cash of a Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by a Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

    DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in each Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in each Trust. Subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in a Trust that are identical to the Securities already deposited in such Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the number of shares of each Municipal Fund in a Trust's portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, unavailability of Securities or the fact that a Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any Municipal

Fund. The composition of a Trust's portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable. (See "The Trusts--Substitution of Securities" below.)

    OBJECTIVES. Both of the Trusts seek to preserve capital and to provide investors with tax free interest income. The possibility of capital growth is a secondary objective. The Trusts seek to achieve these objectives by investing primarily in a portfolio of common stock of closed-end investment companies, whose portfolios consist primarily of municipal bonds. As used herein, the term "Securities" means the shares of Municipal Funds initially deposited in a Trust and described in its "Portfolio of Investments" in Part A and any additional stocks acquired and held by the Trusts pursuant to the provisions of the Indenture. All of the Securities in the Trusts are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Quotation Market System.

    The Trusts will terminate in approximately five years, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of the Patriot Trust (if offered) at a reduced sales charge. The Trusts are each intended to be an investment that should be held by investors for its full term and not be used as a trading vehicle. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trusts will be achieved.

    THE SECURITIES. The Trusts consist of such Securities listed under "Portfolio of Investments" herein as may continue to be held from time to time in a Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Municipal Funds and proceeds realized from the disposition of Securities.

    Each of the Securities in the Portfolios of the Trusts is a closed-end fund that invests primarily in municipal bonds that is able in the view of the Sponsor to maintain consistent dividend distributions exempt from regular federal income taxes. When selecting the Municipal Funds for a Trust, the following factors, among others, were considered by the Sponsor: (a) the dollar-weighted average maturity of the municipal bonds in the portfolio of the Municipal Fund were of an intermediate or long term duration; (b) (i) with respect to the Insured National Portfolio, the credit quality of substantially all of the municipal bonds in the portfolio of the Municipal Funds were rated "AAA" by a major bond rating agency such as Standard & Poor's, Moody's Investors Service or Fitch Ratings, or the equivalent and (ii) with respect to the National Portfolio, whether the average credit quality of the municipal bonds in the overall portfolio of Municipal Funds was rated investment grade or better by a major bond rating agency such as Standard & Poor's, Moody's Investors Service or Fitch Ratings; (c) whether the overall portfolio of Municipal Funds purchased by a Trust was trading at a discount from net asset value as of the Initial Date of Deposit; and (d) the yield and price of the shares of the remaining closed-end municipal bond funds and potential income to Unitholders of a Trust.

    By employing an investment strategy that will require the Trusts to invest in a series of closed-end funds, investors will be diversified across a wide spectrum of bond issues, thereby reducing the exposure to any single issuer of municipal debt or any single portfolio manager.

    The Trustee has not participated and will not participate in the selection of Securities for the Trusts, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

    The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

    SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of such Trust.

    The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of a Trust. No assurance can be given that either of the Trusts will retain its present size and composition for any length of time.

    Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to such Trust of the Failed Security exceeded the cost of the Substitute Security.

    In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.


                               RISK CONSIDERATIONS

    CLOSED-END FUNDS. The value of the Units may increase or decrease depending on the value of the underlying shares of the Municipal Funds in a Trust's portfolio. The Municipal Funds are closed-end investment companies with managed portfolios. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. Shares of closed-end funds frequently trade at a discount from net asset value. However, a Municipal Fund's charter documents may contain certain anti-takeover provisions that may have the effect of inhibiting the Municipal Fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the Municipal Fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the Municipal Fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those Municipal Funds whose shares were purchased by a Trust at a premium. Should any of the Municipal Funds convert to open-end status, a Trust will retain such shares unless a determination is made that the retention of such shares would be detrimental to such Trust. In the unlikely event that a Municipal Fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. In addition, to the extent that the converted Municipal Fund creates additional shares when interest rates have declined and invests in lower yielding securities, a Trust may experience a reduction of the average yield of its retained shares in that Municipal Fund caused by the acquisition of lower coupon investments. Certain of the Municipal Funds may have in place or may put in place in the future plans pursuant to which the Municipal Fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by the Municipal Fund's board to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by the Municipal Fund, such Trust's position in that Municipal Fund would be reduced and the cash would be deposited in that Trust's Principal Account and distributed to Unitholders at the next applicable Distribution Date. Similarly, in the event that a Trust does not retain shares of a Municipal Fund which converted to open-end status, such Trust position in that Municipal Fund would be eliminated and the cash distributed to Unitholders.

    Shares of many Municipal Funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in a Trust's Portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers included in the portfolios of those Securities and general economic conditions.

    MUNICIPAL BONDS. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer's taxing power. In addition, certain kinds of "private activity bonds" are issued by public authorities to provide funding for various privately operated industrial facilities ("industrial development revenue bonds").

    Interest Rate and Credit Risk. The bonds in the Municipal Funds are subject to interest rate and credit risk. Interest rate risk is the risk that prices of municipal bonds generally increase when interest rates decline and decrease when interest rates increase. Prices of longer term securities generally change more in response to interest rate changes than prices of shorter term securities. Because the Municipal Funds will invest primarily in intermediate-term municipal bonds, the common share net asset value and market price per share will fluctuate more in response to changes in market interest rates than if the Municipal Funds invested primarily in shorter-term bonds. The use of leverage by the Municipal Funds may increase interest rate risk. Credit risk is the risk that the issuer will be unable to pay the interest or principal when due. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation. (See "Lower Grade Securities.")

    Private Activity Bonds. The portfolios of the Municipal Funds may contain bonds which are "private activity bonds" (often called Industrial Revenue Bonds ("IRBs") if issued prior to 1987) which would be primarily of two types: (1) bonds for a publicly owned facility which a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

    The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

    The private activity bonds in the funds have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as an additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.

    Litigation and Legal Proceedings. Litigation challenging the validity under state constitutions of present systems of financing public education has been initiated in a number of states. Decisions in some states have been reached holding such school financing in violation of state constitutions. In addition, legislation to effect changes in public school financing has been introduced in a number of states. The Sponsor is unable to predict the outcome of the pending litigation and legislation in this area and what effect, if any, resulting change in the sources of funds, including proceeds from property taxes applied to the support of public schools, may have on the school bonds in the Municipal Funds. The Sponsor has not been notified or made aware of any litigation pending with respect to any bonds which might reasonably be expected to have a material effect on the Municipal Funds other than that which is discussed herein. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes may affect the validity of such bonds or the tax-free nature of the interest thereon. At any time after the date of this Prospectus, litigation may be instituted on a variety of grounds with respect to the bonds in the Municipal Funds. The Sponsor is unable to predict whether any such litigation may be instituted or, if instituted, whether it will have a material adverse effect on a Municipal Fund.

    Call and Redemption Risk. Certain of the bonds in the Municipal Funds are subject to redemption prior to their stated maturity dates pursuant to sinking fund or call provisions. A sinking fund is a reserve fund appropriated specifically toward the retirement of a debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond is redeemed at or before maturity from the proceeds of a new issue of bonds. In general, call provisions are more likely to be exercised when the offering side evaluation of a bond is at a premium over par than when it is at a discount from par. The bonds may also be subject to other calls, which may be permitted or required by events which cannot be predicted (such as destruction, condemnation, or termination of a contract). Shareholders of the Municipal Funds (including the Trusts), will realize a gain or loss on the early redemption of such bonds, depending upon whether the price of such bonds is at a discount from or at a premium over par at the time a Trust purchases its shares.

    The bonds in the Municipal Funds contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of bonds, particularly housing bonds, pursuant to such redemption provisions. In addition, the bonds in the Municipal Funds are also subject to mandatory redemption in whole or in part at par at any time that voluntary or involuntary prepayments of principal on the underlying collateral are made to the trustee for such bonds or that the collateral is sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date. If the issuer of a bond calls the bond for redemption before it matures, the Municipal Fund may lose income and have to invest the proceeds in bonds with lower yields, resulting in a loss of value of the shares of the Municipal Fund.

    State Concentration. Certain of the Municipal Funds may be concentrated in bonds of issuers located in a specific state, for example California or Florida. Because the portfolio held in such Municipal Funds is concentrated in bonds of issuers in a single state, there may be more risk than if the bonds were issued by issuers located in several states.

    Other Factors. In 1976 the federal bankruptcy laws were amended so that an authorized municipal debtor could more easily seek federal court protection to assist in reorganizing its debts so long as certain requirements were met. Historically, very few financially troubled municipalities have sought court assistance for reorganizing their debts; notwithstanding, the Sponsor is unable to predict to what extent financially troubled municipalities may seek court assistance in reorganizing their debts in the future and, therefore, what effect, if any, the applicable federal bankruptcy law provisions will have on the Municipal Funds.

    The Municipal Funds may also include "moral obligation" bonds. Under statutes applicable to such bonds, if an issuer is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

    LOWER GRADE SECURITIES. The Municipal Funds in the National Portfolio may invest in lower grade securities. There are certain risks associated with the Municipal Funds' investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

    Lower grade securities (below "BBB" by Standard & Poor's or "Baa" by Moody's) are regarded as being predominately speculative as to the issuer's ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as "high yield securities" or "junk bonds." Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

    The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. The lower grade securities in which the Municipal Funds may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Municipal Fund purchases a particular security, in which case the Municipal Fund and a Trust may experience losses and incur costs.

    Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the Municipal Funds which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular Municipal Fund is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the Municipal Fund and the National Portfolio and dividends to Unitholders.

    Lower grade securities tend to be more volatile than higher-rated fixed-income securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated fixed-income securities. Factors adversely affecting the market value of such securities are likely to adversely affect a Municipal Fund's net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and investment grade bonds (i.e., the "spread") has narrowed. To the extent this differential increases, the value of lower grade securities in a Municipal Fund's portfolio could be adversely affected along with the value of your Units.

    Like higher-rated fixed-income securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which may be less liquid than the market for higher-rated fixed-income securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by a Municipal Fund. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices a Municipal Fund receives for its lower grade securities to be reduced. In addition, a Municipal Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet its liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of a Municipal Fund's portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, a Municipal Fund may incur additional expenses to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

    Distressed Securities. The Municipal Funds may invest a portion of their total assets in "Distressed Securities" which are securities that are:

    o the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition,

    o rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P), or

    o if unrated, are in the opinion of the Municipal Fund's investment advisor of equivalent quality.

        An investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent the National Portfolio pursues its secondary objective of capital growth through a Municipal Fund's investment in Distressed Securities, the National Portfolio's ability to achieve current income for you may be diminished.

    INSURANCE. All of the Municipal Funds included in the Insured National Portfolio normally will invest substantially all of their assets in a portfolio of long-term municipal obligations that are insured as to the timely payment of both principal and interest (the "Insured Bonds") by an entity that, at the time of investment by the Municipal Fund, has claims paying ability rated AAA, or the equivalent. The Municipal Funds in the Insured National Portfolio may invest up to 20% of assets in uninsured municipals of similar quantity and/or municipal obligation backed by escrow accounts. The Insured Bonds may be, insured or guaranteed by, among others, Ambac Assurance Corporation ("AMBAC"), Assured Guaranty Corporation ("AGC"), CIFG Group ("CIFG"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA"), MBIA Insurance Corporation ("MBIA") or XL Capital Assurance Inc. ("XLCA") (collectively, the "Insurance Companies"). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the rating agencies.

    The cost of this insurance is borne either by the issuers or previous owners of the bonds. Neither the Sponsor nor the Municipal Funds insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancelable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

    LEVERAGE. The use of leverage by the Municipal Funds creates an opportunity for increased net income and capital growth for their shares, but also creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. A Municipal Fund may use leverage to provide its shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrowing and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

    To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Municipal Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a Municipal Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

    DILUTION. The Trusts are prohibited from subscribing to a rights offering for shares of any of the Municipal Funds. In the event of a rights offering for additional shares of a Municipal Fund, Unitholders should expect that the Trusts will, at the completion of the offer, own a smaller proportional interest in such Municipal Fund than would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.

    This may be particularly serious when the subscription price per share for the offer is less than the Municipal Fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a Municipal Fund's subscription price per share is below that Municipal Fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

    The Trusts may transfer or sell their rights to purchase additional shares of a Municipal Fund to the extent permitted by the terms of that Municipal Fund's rights offering. The cash the Trusts receive from transferring a Unitholder's rights might serve as partial compensation for any possible dilution of the Trusts' interest in such

Municipal Fund. There can be no assurance, however, that the rights will be transferable or that a market for the rights will develop or the value, if any, that such rights will have.

    VOTING. In regard to the voting of all proxies with respect to a Municipal Fund, the Sponsor has instructed the Trustee to vote the shares held by the Trusts in the same proportion as the vote of all other holders of the shares of such Municipal Fund. With respect to a rights offering, as described in the Dilution section above, the Trusts may not accept any additional securities of the Municipal Funds.

    FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trusts, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at a Trust's termination or upon the occurrence of certain events (see "Trust Administration--Portfolio Supervision"), the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust.

    Some of the Securities in the Trusts may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in a Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision".)

    ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in a Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of a Trust.

    Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by a Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by a Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

    In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, a Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to a Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for such Trust.

    COMMON STOCK. Since the Trusts consists primarily of common stocks of domestic issuers, an investment in Units of the Trusts should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

    Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

    Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Municipal Funds held by a Trust thus may be expected to fluctuate over the life either of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

    ALTERNATIVE MINIMUM TAX. While distributions of interest from the Trusts are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

    LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trusts or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Municipal Funds. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

    LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

    GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that a Trust's objectives will be achieved.


                                 PUBLIC OFFERING

    OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Municipal Funds are listed on a national securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, the Trustee shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if offering prices are not available for any such Securities, on the basis of current offering prices for comparable securities,
(c) by appraising the value of the Securities on the offering side of the market or by such other appraisal deemed appropriate by the Trustee or (d) by any combination of the above, each as of the Evaluation Time.

    VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. This volume discount will result in a reduction of the sales charge (not including the Creation and Development Fee) applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases and the dealer concession are as follows:

                                                              APPROXIMATE
                                                                REDUCED
AMOUNT OF                                                        SALES         DEALER
PURCHASE*                                                        CHARGE      CONCESSION
                                                             -------------  ------------
$100,000 but less than $250,000...........................       3.80%         3.25%
$250,000 but less than $500,000...........................       3.35%         3.00%
$500,000 but less than $1,000,000.........................       2.35%         2.00%
$1,000,000 or greater.....................................       1.35%         1.25%


    These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchaser in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Employees (and their immediate families) of The GMS Group, LLC (and its affiliates), and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trusts at a price equal to the aggregate value of the underlying securities in the Trusts during the initial offering period, divided by the number of Units outstanding (without a sales charge). Such arrangements result in less selling effort and fewer selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

    Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who, in each case, either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

    DISTRIBUTION OF UNITS. During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trusts and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for sale in States. It is the Sponsor's intention to qualify Units of a Trust for sale through dealers who are members

----------
* The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $100,000 or 10,000 Units would be entitled to the reduced sales charge of 2.80% even if at the time of purchase the value of 10,000 Units was less than $100,000.

of the NASD. The Sponsor will sell Units of a Trust to dealers at the regular Public Offering Price per Unit less a concession of 3.60%, subject to the volume discount described under "Public Offering--Volume and Other Discounts". In addition, eligible dealer firms who sell Units of the Trusts during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering
Price: 0.10% for sales of $1 million but less than $5 million; 0.15% for sales of $5 million but less than $10 million; and 0.20% for sales of $10 million or more.

    SPONSOR'S AND UNDERWRITERS' PROFITS. The Sponsor and Underwriters will receive a combined gross underwriting commission equal to up to 4.30% of the Initial Public Offering Price per 100 Units (equivalent to 4.493% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in a Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to such Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trusts may have been acquired through the Sponsor.

    During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor or Underwriters may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

    Both upon acquisition of Securities and termination of a Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in such Trust. The Sponsor may receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

    In maintaining a market for the Units (see "Sponsor's Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

    CREATION AND DEVELOPMENT FEE. The Sponsor will receive a creation and development fee of $6.50 per 1,000 Units (the "Creation and Development Fee") and will be payable from the assets of the Trusts as of the close of the initial public offering period This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trusts, including the determination of the Trusts' objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.


                              RIGHTS OF UNITHOLDERS

    BOOK-ENTRY UNITS. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

    DISTRIBUTIONS. Dividends received by the Trusts are credited by the Trustee to an Income Account for the Trusts. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trusts.

    Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of a Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of such Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

    As of each Record Date, the Trustee will deduct from the Income Account of a Trust, and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of that Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable by such Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

    The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of a Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

    RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of a Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of a Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of a Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

    The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and accounts of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.


                                    LIQUIDITY

    SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the purchase of repurchase requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by The GMS Group, LLC, 5N Regent Street, Suite 513, Livingston, New Jersey 07039, except for repurchase requests received after 4:00 p.m. Eastern Time, when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

    Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in a Trust plus a 4.30% sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

    The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption. (See "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

    TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately three years from the Initial Date of Deposit), or on the date of any earlier termination of a Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

    Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    The Redemption Price per Unit is the pro rata share of a Unit in a Trust determined by the Trustee on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand includes an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering such Trust; see "Trust Expenses and Charges"), (ii) the value of the Securities in such Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) the accrued expenses of such Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trusts based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation, or if there are no closing purchase prices for the Securities, then the Trustee may utilize, at such Trust's expense, an independent evaluation service or services to ascertain the value of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

    In connection with each redemption. the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

        (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder' s interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of a Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Municipal Fund. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for a Trust. While these minimum amounts may vary from time to time in accordance with market conditions, a Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor's exception to that minimum.

        Any Unitholder tendering 25,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the Municipal Funds in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder's broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Municipal Funds comprising a Trust's portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from a Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

        The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

        (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of the Municipal Funds. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

    Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

        (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The

    Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

        (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the fractional interests in shares of the Municipal Funds in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder's bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

        Unitholders tendering 2,500 Units or more may request redemptions in kind at the termination of a Trust.

    The portion of the Redemption Price which represents the Unitholder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of such Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Portfolio at the time of redemption.

    The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

    A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.


                              TRUST ADMINISTRATION

    PORTFOLIO SUPERVISION. The Trusts are unit investments trusts and are not managed funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of each Trust is regularly reviewed, it is unlikely that the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of a Trust as a grantor trust would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to a Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

    In addition, the Trust Agreement provides as follows:

        (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

        (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

        (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of such Trust.

        (d) The Sponsor is authorized to increase the size and number of Units of a Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Municipal Fund established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

    TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

    The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66?% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder' s interest in a Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in a Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

    TRUST TERMINATION. The Trust Agreement provides that a Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. A Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in a Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trusts in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders who are holding their Units in a GMS Group brokerage account at that time. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of a Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the commencement of the Liquidation Period) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period):

        1. A Unitholder who owns at least 2,500 Units and whose interest in a Trust would entitle him to receive at least one share of each of the underlying Securities will have his or her Units redeemed on or about the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of such Trust on such date distributed in-kind to the extent represented by whole shares of underlying Securities within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

        2. To receive in cash such Unitholder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of such Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

        3. To invest such Unitholder's pro rata share of the net assets of a Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the [Patriot Trust Tax Free Bond Trusts] (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of such Trust held by Unitholders (the "Rollover Unitholder") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for such Trust in Part A. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series ("Duplicated Securities"), Unitholders will be notified at least 30 days prior to the commencement of the Liquidation Period of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder's Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of each of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

    Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

    The Sponsor has agreed that to the extent it effects the sales of underlying securities for the Trustee in the case of the second and third options such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities by the last business day of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in such Trust.

    Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities during the Liquidation Period, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

    The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of one or both of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

    By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from a Trust invested only in the New Series created following termination of such Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trusts, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that a terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

    THE SPONSOR. The Sponsor, The GMS Group, LLC ("GMS"), was originally founded in 1979 as a specialist in municipal bonds. GMS still specializes in municipal bonds but is now a full-service brokerage firm. The firm provides a full range of products and services to meet the investment needs of high net worth individuals and institutional clients. GMS is a Delaware limited liability company, registered as a broker dealer and investment advisor with the Securities and Exchange Commission. The firm is a member of NASD and the Securities Investor Protection Corporation. GMS maintains its principal place of business in Livingston, New Jersey.

    The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

    The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate one or both of the Trusts; or
(c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

    THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trusts, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

    The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

    For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

    The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

    Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

    EVALUATION OF THE TRUSTS. The value of the Securities in a Trust's portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.


                           TRUST EXPENSES AND CHARGES

    Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trusts as of the close of the initial offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trusts, will be borne by the Sponsor at no cost to the Trusts.

    The Sponsor will receive for portfolio supervisory, bookkeeping and administrative services to a Trust an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trusts, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the [Patriot Trusts] in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

    The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

    The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of such Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

    The following additional charges are or may be incurred by the Trusts: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trusts without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on a Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

    The fees and expenses set forth herein, as well as the Creation and Development Fee, are payable out of each Trust and when paid by or owing to the Trustee are secured by a lien on such Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell shares of the Municipal Funds to pay such amounts. To the extent shares of the Municipal Funds are sold, the size of such Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the Municipal Funds would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which shares of the Municipal Funds may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

    Unless the Sponsor otherwise directs, the accounts of the Trusts shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trusts. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.


                                REINVESTMENT PLAN

    Income and principal distributions on Units (other than the final distribution in connection with the termination of a Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trusts--Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.


                                   TAX STATUS

    This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

    The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Unitholders. The Trust can also avoid an annual 4% excise tax if it distributes substantially all of its ordinary income and short and long-term capital gain each year.

    If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate applicable to qualifying dividends if the required holding periods are met.

    The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net short-term capital gains are taxable to Unitholders as ordinary income. Distributions of dividends to non-corporate Unitholders generally will not qualify for the 15% federal tax rate applicable to long-term capital gains and Corporate Unitholders will not be entitled to the dividends-received deduction with respect to distributions from the Trust. Unitholders should consult their tax adviser regarding specific questions about the Trust and the tax treatment of its distributons in their individual circumstances.

    Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Unitholders as long-term capital gains, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

    Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Unitholders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Unitholders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date.

    Upon the taxable disposition (including a sale or redemption) of Units of the Trust, a Unitholder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (10% if the taxpayer is, and would be after accounting for such gains, subject to the federal 10% tax bracket for ordinary income). However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

    TAXATION OF THE MUNICIPAL FUNDS. The Municipal Funds intend to qualify to be treated as regulated investment companies for federal income tax purposes. If they qualify, the Municipal Funds will not be subject to federal income tax on the income they distribute to their shareholders, including the Trusts.

    When the bonds owned by the Municipal Funds were issued, bond counsel issued opinions that the interest on their bonds is not subject to regular federal income tax (except in the limited circumstances referred to below). Payments that the Municipal Funds receive on a bank letter of credit, guarantee or insurance policy because the bond issuer has defaulted should be treated as payments on the bond, namely as payments of principal or interest that are not subject to regular federal income tax or taxable market discount or capital gain. The tax-exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, there is no guarantee that the issuers (and other users) will comply with these requirements.

    In order to qualify as a regulated investment company, a Municipal Fund must distribute each year at least 90% of its net investment income (including, generally, taxable interest, dividends, net short-term capital gains, and certain other income, less certain expenses), and at least 90% of its net exempt interest income, and must meet several additional requirements. A Municipal Fund that does not qualify as a regulated investment company will be taxed on its taxable income and capital gains; and all distributions to its shareholders, including distributions of net exempt interest income and long-term capital gains, will be taxable as ordinary income.

    The Municipal Funds may have to accrue and distribute income not yet received if they invest in bonds issued at a discount. The Municipal Funds may be required to sell bonds that they otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

    TAXATION OF THE TRUSTS AS SHAREHOLDERS OF THE MUNICIPAL FUNDS. The Trust will own shares in the Funds which are entities that have elected and qualified to be treated as regulated investment companies. Such qualification relieves a Fund of liability for federal income tax to the extent its earnings are distributed in accordance with the applicable provisions of the Internal Revenue Code. Distributions by the Funds of their investment company taxable income will be taxable to their shareholders as ordinary income or dividend income. Distributions by a Fund of its net capital gains, which are designated as capital gains dividends by a Fund will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in a Fund.

    The Municipal Funds expect to be able to pay "exempt-interest dividends" to their shareholders, including the Trusts, to the extent of their exempt interest income (less applicable expenses). Unitholders will not have to pay regular federal income tax on exempt-interest dividends. However, they may have to pay federal alternative minimum tax.

    The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Municipal Funds will give to shareholders, including the Trusts, a report showing the percentage of fund income that is a preference item. The Trusts will give the same information to Unitholders. In addition, alternative minimum taxable income of a Unitholder that is a corporation is increased by part of the excess of its "adjusted current earnings" (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to federal alternative minimum tax.

    The Municipal Funds may own bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt bonds accrues as tax-exempt interest over the life of the bond. A Municipal Fund's adjusted tax basis for a bond issued with original issue discount will include original issue discount accrued during the period it held the bond. A Municipal Fund can also pay a premium when it buys a bond, even a bond issued with original issue discount. A Municipal Fund would be required to amortize the premium over the term of the bond, and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes a Municipal Fund may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

    A Unitholder will generally have a taxable gain or loss when it sells Units, when a Trust sells shares of the Municipal Funds, and when the Municipal Funds sell bonds and distribute capital gains dividends. The gain or loss will generally be capital gain or capital loss if the Units are capital assets for the Unitholders. Unitholders will also generally have ordinary income if the Municipal Funds sell or redeem bonds that were acquired at a market discount, or sell bonds at a short term capital gain, and distribute ordinary dividends. In general, the IRS will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. The IRS taxes all or a portion of the gain on the sale of a market discount bond as ordinary income when the bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the bond.

    Some of the bonds held by the Municipal Funds will lose their tax-exempt status while they are owned by a "substantial user" of the facilities being financed with the proceeds of those bonds, or by persons related to a substantial user. A "substantial user" is a person whose gross revenue derived with respect to the facilities financed by the bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax-exempt status of interest on bonds held by other persons. These rules will apply to Unitholders who receive exempt-interest dividends attributable to interest on bonds that financed facilities for which the Unitholders or related persons are "substantial users."

    Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

    Corporate Unitholders that are subject to the 0.12% environmental tax on their alternative minimum taxable income in excess of $2,000,000 must take account of the exempt-interest dividends in calculating that tax.

    Any distributions made by the Municipal Funds that do not qualify as exempt-interest dividends or capital gains dividends will be taxable to Unitholders as ordinary income, and will not qualify for the corporate dividends-received deduction.

    If the Municipal Funds declare dividends in October, November or December that are payable to shareholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year or in January or February of the following year.

    Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units under the Reinvestment Plan. A Shareholder whose distributions are reinvested in additional Units under the Reinvestment Plan will be treated as having received the amount of cash allocated to the Unitholder for the purchase of those Units.

    If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

    Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, would be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

    Each Unitholder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 28% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

    The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

    After the end of each fiscal year for the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Unitholder and to the Internal Revenue Service.

    Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

    BACKUP WITHHOLDING. The Trusts generally must withhold and pay over to the U.S. Treasury as backup withholding 28% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number.

    TAX-EXEMPT ENTITIES. Entities that generally qualify for an exemption from federal income tax, such as many pension trusts, are nevertheless taxed under
Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt financed or is dealer property. A tax-exempt entity's dividend income from a Trust and gain from the sale of Units in such Trust or from such Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt financed or constitutes dealer property in the hands of the tax-exempt entity.

    Prospective tax-exempt investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in a Trust.

    RETIREMENT PLANS. Units of the Trusts may be acquired by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Before investing in a Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent, taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of a Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets." In particular. the responsible fiduciary should consider the fact that a Trust is intended to generate tax-exempt income and thus may not be an appropriate investment for a tax-exempt retirement plan.

    Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special ten year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from a Trust. Investors considering an investment in a Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.


                                  OTHER MATTERS

    LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as counsel for the
Sponsor.                                                                    ,
have acted as counsel for the Trustee.

    INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in
reliance upon the report of [        ], independent registered public accounting
firm, and upon the authority of said firm as experts in accounting and auditing.

    PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Municipal Funds, the related index and these Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trusts may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Municipal Funds. In addition, the Trusts may compare their sales charges to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-l00 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

    No person is authorized to give any                              [LOGO]
information or to make any representations
with respect to this Trust not contained in                      PATRIOT TRUST
Parts A and B of this Prospectus. The Trust                  TAX FREE BOND TRUSTS
is registered as a unit investment trust                         2006 SERIES A
under the Investment Company Act of 1940.
Such registration does not imply that the
Trust or any of its Units have been                        (A UNIT INVESTMENT TRUST)
guaranteed, sponsored, recommended or
approved by the United States or any state                        PROSPECTUS
or any agency or officer thereof.
                                                                 DATED:    , 2006
    This Prospectus does not constitute an
offer to sell, or a solicitation of an offer
to buy, securities in any state to any
person to whom it is not lawful to make such                  The GMS Group, LLC
offer in such state.                                      5N Regent Street, Suite 513
                                                         Livingston, New Jersey 07039
                                                                1-800-453-6230
             -----------------
                                                                   TRUSTEE:
             Table of Contents
                                                             THE BANK OF NEW YORK
Title                                   Page              2 Hanson Place, 12th Floor
-----                                   ----               Brooklyn, New York 11217
PART A                                                         877-363-3613
Statement of Financial Condition as of
                , 2006...................A-9         This Prospectus does not contain all of
Portfolio of Investments................A-10     the information set forth in the
Portfolio of Investments................A-11     registration statement, filed with the SEC,
Report of Independent Registered Public          Washington, D.C., under the Securities Act
   Accounting Firm......................A-12     of 1933 (file no. 333-    ), and the Investment
                                                 Act of 1940 (file no. 811-    ), and to which
PART B                                           reference is made. Information may be
The Trusts...............................B-1     reviewed and copied at the Commission's
Risk Considerations......................B-3     Public Reference Room, and information on
Public Offering..........................B-9     the Public Reference Room may be obtained by
Rights of Unitholders...................B-11     calling the SEC at 1-202-942-8090. Copies
Liquidity...............................B-12     may be obtained from the SEC by:
Trust Administration....................B-15
Trust Expenses and Charges..............B-19          o    visiting the SEC Internet address:
Reinvestment Plan.......................B-20               http://www.sec.gov
TAX STATUS..............................B-20
Other Matters...........................B-24          o    electronic request (after paying a
                                                           duplicating fee) at the following
                                                           E-mail address: publicinfo@sec.gov

                                                      o    writing: Public Reference Section
                                                           of the Commission, 450 Fifth
                                                           Street, N.W., Washington, D.C.
                                                           20549-6009

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

    The employees of The GMS Group, LLC are covered under Brokers' Fidelity Bond in the total amount of $3,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh, Pa.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet on Form S-6.
        The Prospectus.
        Undertaking.
        Signatures.

    Written consents of the following persons:

        Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

    The following exhibits:

*   99.1.1 --  Reference Trust Agreement including certain amendments to the
               Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.

* 99.1.1.1 --  Trust Indenture and Agreement.

**99.1.3.5 --  Certificate of Formation of The GMS Group, LLC dated March 5,
               1997.

**99.1.3.6 --  Third Amended and Restated Limited Liability Company Agreement
               of The GMS Group, LLC dated July 22, 2004.

 *  99.3.1 --  Opinion of Paul, Hastings, Janofsky & Walker LLP as to the
               legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

 ** 99.6.0 --  Power of Attorney of The GMS Group, LLC.

 * 99.11.0 --  Code of Ethics of The GMS Group, LLC's Unit Investment Trust
               activities.


----------
*   To be filed by Amendment.
**  Filed herewith.

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 17th day of August, 2006.

                                                   PATRIOT TRUST, TAX FREE BOND
                                                   TRUSTS, 2006 SERIES A
                                                   (Registrant)

                                                   THE GMS GROUP, LLC
                                                   (Depositor)

                                                   By       /s/ Peter J. DeMarco
                                                          ----------------------
                                                            Peter J. DeMarco
                                                          (Authorized Signator)

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of The GMS Group, LLC., the Depositor, in the capacities and on the dates indicated.

       Name                           Title                            Date
       ----                           -----                            ----

  PAUL R. KONSIG      President, Chief Executive Officer
                      and Director

TIMOTHY J. DONOHUE    Executive Vice President, Secretary,
                      Chief Operating Officer and Director

  PAUL A. STEETS      Executive Vice President and Director      August 17, 2006

  JERRY D. KORN       Treasurer, Chief Financial Officer
                      and Director

  MELVIN FELDMAN      Director

 DAVID KOROSTOFF      Director

  BARBARA PRICE       Director


                                        By     /s/ Peter J. DeMarco
                                          ---------------------------------
                                               Peter J. DeMarco
                                                     Attorney-In-Fact*

----------
*   Filed herewith

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    We consent to the reference made to our firm under the Caption "Independent Registered Public Accounting Firm" in Part B of the Prospectus and to the use of our report dated , 2006, in this Registration Statement (Form S-6 No. 333- ) of Patriot Trust, Tax Free Bond Trusts, 2006 Series A.

                                                   [          ]

New York, New York
          , 2006